EXHIBIT 99.1

Consistent safety findings and durable activity with filgotinib treatment of rheumatoid arthritis patients up to week 84 in DARWIN 3 study

Galapagos presents data from DARWIN 3, other filgotinib studies and Galapagos' GLPG1972 at American College of Rheumatology Meeting 2017

Mechelen, Belgium; 5 November 2017; 3 PM CET - Galapagos NV (Euronext & NASDAQ: GLPG) announced additional long-term follow-up data for the investigational agent filgotinib in patients with moderate to severely active rheumatoid arthritis (RA) from the DARWIN 3 study. In this 84-week analysis of 560 patients representing 1,708 patient years of exposure, adverse events and treatment emergent lab abnormalities were consistent with prior safety results and filgotinib was shown to have durable activity; data are summarized in the abstract. These data and other filgotinib studies, as well as the Phase 1 First-in-Human results with Galapagos' investigational agent GLPG1972 in osteoarthritis, will be presented during the American College of Rheumatology Annual Meeting 2017 in San Diego, CA.

Following is an overview of all presentations on filgotinib at the ACR Annual Meeting 2017:

Long Term Safety of Filgotinib in the Treatment of Rheumatoid Arthritis: Week 84 Data from a Phase 2b Open-Label Extension Study, Mark C. Genovese, et al, #1909, Monday, Nov. 6,  2017, Session "Rheumatoid Arthritis - Small Molecules, Biologics and Gene Therapy II: Trials Therapy" 4:30 - 6:00pm PT

The JAK1 Selective Inhibitor Filgotinib Regulates Both Enthesis and Colon Inflammation in a Mouse Model of Psoriatic Arthritis, Catherine Robin-Jaegerschmidt et al, #497

Correlation of Multi-Biomarker Disease Activity Score with Clinical Disease Activity Measures for the JAK1-Selective Inhibitor Filgotinib As Monotherapy and in Combination with Methotrexate in Rheumatoid Arthritis Patients, Mark C. Genovese, et al, #1458

No Effect of Baseline Serum CRP Levels on Clinical Efficacy Parameters in Rheumatoid Arthritis Patients Treated with Filgotinib: Post Hoc Analysis from Two Phase 2B Studies, Arthur Cavanaugh et al, #537

Effect of Baseline MTX Dose on Clinical Efficacy and Safety in Rheumatoid Arthritis Patients Treated with Filgotinib: Post-Hoc Analysis from a Phase 2B Study, Rene Westhovens et al, #534

Filgotinib, a Selective Janus Kinase 1 Inhibitor, Has No Effect on QT Interval in Healthy Subjects, Kacey Anderson et al, #531

Association between Clinical Response and Normalization of Patient-Reported Outcome Measures in Rheumatoid Arthritis: Post-Hoc Analysis from Two Phase 2b Filgotinib Studies, Mark C. Genovese et al, #510

Monotherapy with Filgotinib, a JAK1-Selective Inhibitor, Reduces Disease-Related Biomarkers in Rheumatoid Arthritis Patients, Peter Taylor et al, #504

Lack of Drug-Drug Interaction between Filgotinib, a JAK-1 Selective Inhibitor, and a Representative Hormonal Contraceptive Medication, Levonorgestrel/Ethinyl Estradiol, Rebecca Begley et al, #1459

Ex Vivo Comparison of Baricitinib, Upadacitinib, Filgotinib, and Tofacitinib for Cytokine Signaling in Human Leukocyte Subpopulations, Iain B. McInnes et al, #2870

Filgotinib is an investigational therapy and its safety and efficacy have not been established.

GLPG1972 in osteoarthritis

Favorable Human Safety, Pharmacokinetics and Pharmacodynamics of the ADAMTS-5 Inhibitor GLPG1972, a Potential New Treatment in Osteoarthritis, Ellen van der Aar et al, poster #1189 to be presented on Monday 6 November 2017.

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 578 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contact

Investors:
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+31 71 750 6707
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Galapagos forward-looking statements
This release may contain forward-looking statements pertaining to Galapagos, including, among other things, statements regarding the mechanism of action and safety and efficacy profile of filgotinib and GLPG1972, or regarding the timing, progress and/or results of clinical studies with, and plans related to, filgotinib and GLPG1972, including providing data readouts and updates. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that Galapagos' expectations regarding its filgotinib and GLPG1972 development programs may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research program may not support registration or further development of filgotinib or GLPG1972 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead and its collaboration partner for GLPG1972, Servier), and estimating the commercial potential of filgotinib and GLPG1972. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and other filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.